CAPITAL MINERAL INVESTORS, INC.

9217 Pavilion Place
Mission, British Columbia V2V 6X6
Telephone: 604-826-5520
Fax: 604-826-7782

December 22, 2005

Securities & Exchange Commission
100 F Street N.E.
Washington, D.C.
20549-7010

Attention: April Sifford, Branch Chief

Re: Capital Mineral Investors, Inc. (the "Company")
Form 10-KSB filed March 18, 2005 & Form 10-QSB filed May 16, 2005, File #0-50403

Further to your letter dated December 9, 2005, enclosed please find hard copies of one clean copy and one blacklined copy (and a clean copy filed via Edgar), of the 10-KSB and 10-QSB originally filed March 18, and May 16, 2005.

The Company has incorporated your requested changes and responds using the same numbering system, as follows:

Form 10-KSB for the Fiscal year Ended December 31, 2004

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Long-lived assets, page 19 of 33

1. The accounting policy for long-lived assets has been changed as follows:

The Company adopts SFAS144 "Accounting for the impairment or disposal of long-lived assets." The Company recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its expected undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset.

Mineral property acquisition costs and deferred exploration expenditures, page 21 of 33

2. In April 2004, the Financial Accounting Standards Board ("FASB") ratified Emerging Issues Task Force ("EITF") Issue No. 04-2, which amends Statement of Financial Accounting Standards ("SFAS") NO. 141 to the extent all mineral rights are to be considered tangible assets for accounting purposes. The adoption of EITF 04-02 has no effect on the financial statements. The accounting policy related to mineral property has been revised as follows:

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. These costs are evaluated at each reporting period for indication of impairment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in property will first be credited against the carrying value of the property, with any excess included in operation for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Note 5- Capital Stock, page 22 of 33

3. The disclosure indicating that the Securities & Exchange Commission has authorized us to sell our stock to the public has been removed.

Controls and Procedures, page 23 of 33

4. Our disclosure has been revised accordingly. Further, we confirm that our evaluations were indeed performed as of the end of the period covered by our reports in our Form 10-KSB for 2004 and Form 10-QSB for each quarter in 2005.

5. Our disclosure has been revised accordingly. Further, we confirm that there were no changes in our internal controls in the periods covered by our reports included in our Form 10-KSB for 2004 and Form 10-QSB for each quarter in 2005.

Exhibit 31.1 Rule 13(a)-14(a)/15(d)-14(a) Certifications, pages 30 and 31 of 33

6. We have revised the wording in our certifications to exactly match that contained in the Regulation.

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005

7. We have provided a Statement of Operations for the three month periods ended March 31, 2005 and 2004 in an amended Form 10-QSB for the Fiscal Quarters Ended March 31, 2005.

Closing Comments

Further, we acknowledge the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Phil Derry

Phil Derry, Chief Financial Officer